Exhibit 99.5

DBS SATELLITE SERVICES (1998) LTD. CONDENSED INTERIM FINANCIAL STATEMENTS JUNE 30, 2011 (UNAUDITED)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as of June 30, 2011

Contents

Somekh Chaikin KPMG Millennium Tower 17 Ha’Arbaa Street, P.O. Box 609 Tel Aviv 61006	Telephone 03 684 8000 Fax 03 684 8444 Internet www.kpmg.co.il

Review Report to the Shareholders of
DBS Satellite Services (1998) Ltd.

Introduction
We have reviewed the accompanying financial information of DBS Satellite Services (1998) Ltd (hereinafter - “the Company”), comprising of the condensed interim statement of financial position as of June 30, 2011 and the related condensed interim statements of income, comprehensive income, changes in equity and cash flows for the six and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports),1970.

Without qualifying our above conclusion, we draw attention to Note 4 regarding the financial condition of the Company. The continuation of the Company’s activities depends on its compliance with the stipulations as set forth in the financing agreements with the banks.

Somekh Chaikin
Certified Public Accountants (Isr.)

July 26, 2011

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Financial Position as of

	June 30, 2011	June 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Assets

Cash	19,990	-	-
Trade receivables	158,291	160,294	168,847
Trade receivables and debit balances	10,613	12,645	11,150

Total current assets	188,894	172,939	179,997

Broadcasting rights, net of rights exercised	313,778	306,886	304,490
Property, plant and equipment, net	670,921	688,893	675,888
Intangible assets, net	100,728	75,830	82,769

Total non-current assets	1,085,427	1,071,609	1,063,147

Total assets	1,274,321	1,244,548	1,243,144

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Financial Position as of

	June 30, 2011	June 30, 2010		December 31, 2010
	(Unaudited)	(Unaudited)		(Audited)
	NIS thousands	NIS thousands		NIS thousands

Liabilities

Borrowings from banks	41,702	843,219		135,438
Current maturities for debentures	57,271	55,020		56,062
Trade payables and service providers	394,083	432,886		355,771
Other payables	161,028	138,760	*	164,951
Provisions	85,456	79,515	*	89,266

Total current liabilities	739,540	1,549,400		801,488

Debentures	1,172,863	628,441		1,030,973
Loans from institutions	-	192,109		-
Bank loans	393,958	-		470,810
Loans from shareholders	2,502,366	2,118,101		2,300,387
Long-term trade payables	41,434	7,402		54,264
Employee benefits	6,777	7,461		6,696

Total non-current liabilities	4,117,398	2,953,514		3,863,130

Total liabilities	4,856,938	4,502,914		4,664,618

Capital deficit
Share capital	29	29		29
Share premium	85,557	85,557		85,557
Share options	48,219	48,219		48,219
Capital reserves	1,537,271	1,537,271		1,537,271
Capital reserve for share-based payments	9,990	8,376		9,391
Accumulated deficit	(5,263,683)	(4,937,818)		(5,101,941)

Total capital deficit	(3,582,617)	(3,258,366)		(3,421,474)

Total liabilities and equity	1,274,321	1,244,548		1,243,144

David Efrati	Ron Eilon	Katriel Moriah
(Authorized to sign as chairman of the board)	CEO	CFO
(See Note 8)

Date of approval of the financial statements: July 26, 2011

* Reclassified

The attached notes are an integral part of these condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Income Statements

	The six months ended		The three months ended		The year ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Revenues	809,510	787,363	403,960	395,947	1,582,930

Cost of revenues	540,896	583,664	268,997	322,111	1,128,848

Gross profit	268,614	203,699	134,963	73,836	454,082

Selling and marketing expenses	74,797	71,978	34,738	33,042	143,202

General and administrative expenses	67,134	65,745	34,912	33,509	132,561

	141,931	137,723	69,650	66,551	275,763

Operating profit	126,683	65,976	65,313	7,285	178,319

Financing expenses	96,651	84,296	51,723	60,650	181,584

Financing income	(10,453)	(3,657)	(6,481)	(3,601)	(9,313)

Shareholders’ financing expenses	201,979	136,214	108,258	92,928	318,499

Financing expenses, net	288,177	216,853	153,500	149,977	490,770

Loss before income tax	(161,494)	(150,877)	(88,187)	(142,692)	(312,451)

Income tax	248	174	177	92	1,188

Loss for the period	(161,742)	(151,051)	(88,364)	(142,784)	(313,639)

Basic and diluted loss per share (NIS)	5,410	5,053	2,956	4,776	10,491

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Comprehensive Income

	The six months ended		The three months ended		The year ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Loss for the period	(161,742)	(151,051)	(88,364)	(142,784)	(313,639)

Other items of comprehensive income:
Actuarial losses from a defined benefit plan	-	-	-	-	(1,535)

Other comprehensive loss for the period	-	-	-	-	(1,535)

Total comprehensive loss for the period	(161,742)	(151,051)	(88,364)	(142,784)	(315,174)

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Changes in Equity

	Share capital	Share premium	Share options	Capital reserve	Capital reserve for share-based payments	Accumulated deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Six months ended June 30, 2011 (unaudited)

Balance as of January 1, 2011 (audited)	29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)

Total comprehensive income for the period
Loss for the period	-	-	-	-	-	(161,742)	(161,742)
Other comprehensive loss for the period	-	-	-	-	-	-	-

Total other comprehensive loss for the period (unaudited)	29	85,557	48,219	1,537,271	9,391	(5,263,683)	(3,583,216)

Transactions with owners recognized directly in equity
Share-based payments	-	-	-	-	599	-	599

Balance as of June 30, 2011 (unaudited)	29	85,557	48,219	1,537,271	9,990	(5,263,683)	(3,582,617)

Six months ended June 30, 2010 (unaudited)

Balance as of January 1, 2010 (audited)	29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)

Total comprehensive income for the period
Loss for the period	-	-	-	-	-	(151,051)	(151,051)
Other comprehensive loss for the period	-	-	-	-	-	-	-

Total other comprehensive loss for the period (unaudited)	29	85,557	48,219	1,537,271	6,931	(4,937,818)	(3,259,811)

Transactions with owners recognized directly in equity

Share-based payments	-	-	-	-	1,445	-	1,445

Balance as of June 30, 2010 (unaudited)	29	85,557	48,219	1,537,271	8,376	(4,937,818)	(3,258,366)

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Changes in Equity (contd.)

	Share capital	Share premium	Share options	Capital reserve	Capital reserve for share-based payments	Accumulated deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Three months ended June 30, 2011 (unaudited)

Balance as of April 1, 2011 (unaudited)	29	85,557	48,219	1,537,271	9,689	(5,175,319)	(3,494,554)

Total comprehensive income for the period
Loss for the period	-	-	-	-	-	(88,364)	(88,364)
Other comprehensive loss for the period	-	-	-	-	-	-	-

Total other comprehensive loss for the period (unaudited)	29	85,557	48,219	1,537,271	9,689	(5,263,683)	(3,582,918)

Transactions with owners recognized directly in equity
Share-based payments	-	-	-	-	301	-	301

Balance as of June 30, 2011 (unaudited)	29	85,557	48,219	1,537,271	9,990	(5,263,683)	(3,582,617)

Three months ended June 30, 2010 (unaudited)

Balance as of April 1, 2010 (unaudited)	29	85,557	48,219	1,537,271	7,650	(4,795,034)	(3,116,308)

Total comprehensive income for the period
Loss for the period	-	-	-	-	-	(142,784)	(142,784)
Other comprehensive loss for the period	-	-	-	-	-	-	-

Total other comprehensive loss for the period (unaudited)	29	85,557	48,219	1,537,271	7,650	(4,937,818)	(3,259,092)

Transactions with owners recognized directly in equity

Share-based payments	-	-	-	-	726	-	726

Balance as of June 30, 2010 (unaudited)	29	85,557	48,219	1,537,271	8,376	(4,937,818)	(3,258,366)

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Changes in Shareholders Equity (Contd.)

	Share capital	Share premium	Share options	Capital reserve	Capital reserve for share-based payments	Accumulated deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Year ended December 31, 2010 (audited)

Balance as of January 1, 2010 (audited)	29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)

Total comprehensive income for the year

Loss for the year	-	-	-	-	-	(313,639)	(313,639)

Other comprehensive loss for the year	-	-	-	-	-	(1,535)	(1,535)

Total other comprehensive loss for the year	29	85,557	48,219	1,537,271	6,931	(5,101,941)	(3,423,934)

Transactions with owners recognized directly in equity

Share-based payments	-	-	-	-	2,460	-	2,460

Balance as of December 31, 2010 (audited)	29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)

The attached notes are an integral part of these condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Cash Flows

	The six months ended		The three months ended		The year ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities

Loss for the period	(161,742)	(151,051)	(88,364)	(142,784)	(313,639)

Adjustments
Depreciation and amortization	139,724	131,930	71,131	68,176	284,732
Financing expenses, net	278,601	202,520	137,650	137,391	465,562
Proceeds from sale of property, plant and equipment	(65)	(29)	(15)	(14)	(35)
Share-based payments	599	1,445	301	726	2,460
Income tax expenses	248	174	177	92	1,188

Change in trade receivables	10,556	(142)	5,009	(5,479)	(8,695)
Change in accounts receivable and debit balances	537	(1,448)*	1,173	(1,932)*	363 *
Change in trade payables and service providers	8,870	5,164 *	(5,846)	(26,514)*	(2,731)
Change in other payables and provisions	(7,733)	67,500	2,654	73,115	83,659
Change in broadcasting rights, net of rights exercised	(9,288)	(22,120)	(4,847)	6,836	(19,724)
Change in employee benefits	81	72	(45)	24	(438)

	422,130	385,066	207,342	252,421	806,341

Income tax paid	(248)	(174)	(177)	(92)	(1,188)

Net cash from operating activities	260,140	233,841	118,801	109,545	491,514

Cash flows used in investing activities
Proceeds from the sale of property, plant and equipment	198	437	69	253	1,589
Purchase of property, plant and equipment	(105,004)	(99,020)	(47,551)	(50,599)	(226,728)
Acquisition of intangible assets	(10,990)	(7,721)	(7,177)	(4,089)	(14,897)
Payments for subscriber acquisition	(19,517)	(17,528)	(9,667)	(8,547)	(36,756)

Net cash used in investing activities	(135,313)	(123,832)	(64,326)	(62,982)	(276,792)

* Reclassified

The attached notes are an integral part of these condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Cash Flow (contd.)

	The six months ended		The three months ended		The year ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Cash flows used in financing activities

Repayment of loans from institutions	-	-	-	-	(115,731)
Bank loans received	-	255,000	-	-	255,000
Repayment of bank loans	(84,851)	(283,105)	(12,425)	(37,187)	(580,718)
Repayment of debentures	-	-	-	-	(55,020)
Short-term bank credit from banks, net	(85,736)	(17,804)	(3,788)	5,376	41,232
Interest paid	(52,803)	(64,100)	(16,925)	(14,752)	(203,444)
Issue of debentures, net	118,553	-	(1,347)	-	443,959

Net cash used for financing activities	(104,837)	(110,009)	(34,485)	(46,563)	(214,722)

Change in cash and cash equivalents	19,990	-	19,990	-	-

Cash and cash equivalents at the beginning of the period	-	-	-	-	-

Cash and cash equivalents at the end of the period	19,990	-	19,990	-	-

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 1 – REPORTING ENTITY

DBS Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel on December 2, 1998. The Company’s head office is at 6 Hayozma St., Kfar Saba, Israel.

In January 1999, the Company received a license from the Ministry of Communications for satellite television broadcasts (“the License”). The License is valid until January 2017 and may be extended for a further six years under certain conditions. The Company's operations are subject, inter alia, to the Communications Law (Telecommunications and Broadcasts), 5742-1982 (“the Communications Law”) and the regulations and rules promulgated thereunder and to the license terms.

Pursuant to its license, Bezeq The Israel Telecommunication Corporation Limited (“Bezeq”), is required to maintain full structural separation between it and its subsidiaries, and between it and the Company. Additionally, on March 31, 2004, the Minister of Communications published a document banning certain business alliances between Bezeq and its subsidiaries, and between Bezeq and the Company, unless, inter alia, there is a material deterioration in the competitive status of the Company. The Ministry is considering the approval of certain exemptions regarding the restrictions relating to the alliances while amending the license. This process has not yet been completed.

In August 2009, the Supreme Court accepted the Antitrust Commissioner’s appeal of the ruling of the Antitrust Tribunal approving the merger (as defined in the Antitrust Law, 5748-1988) between the Company and Bezeq by exercising the  options held by Bezeq into Company shares, subject to certain conditions, and ruled against the merger.

NOTE 2 - BASIS OF PREPARATION

A.
Statement of compliance

The condensed interim financial statements have been prepared in conformity with IAS 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements for the year ended December 31, 2010 (“the annual statements”). In addition, these statements have been prepared in conformity with the provisions of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 5730-1970.

The condensed interim financial statements were approved by the Company's Board of Directors on July 26, 2011.

B.
Use of estimates and judgments

The preparation of the condensed financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgment of management when applying the Company’s accounting policy and the principal assumptions used in assessments that involve uncertainty are consistent with those applied in the annual financial statements.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in these condensed interim financial statements are consistent with those applied in the annual financial statements for the year ended December 31, 2010, except as described below:

A.
Recognition of actuarial gains or losses

The Company does not produce in every interim reporting period an updated actuarial assessment for measuring employee benefits unless there are significant changes during the interim period in the principal actuarial assumptions in a defined benefit plan: discount rate, expected return on plan assets, employee leave rate and the rate of future salary increases. As a result, actuarial gains or losses are not recognized in the reporting period.

B.	Initial application of new accounting standards

(1)
Related party disclosures

Beginning January 1, 2011, the Company applies IAS 24 (2009) – Related Party Disclosures (“the Standard”). The Standard includes changes in the definition of a related party and modifications of disclosure requirements for government-related entities. The Standard is applied retrospectively.

For the initial application of the Standard, the Company mapped the relationships of the related parties. According to the new definition and following the mapping, new related parties were identified. The Company had no transactions with these related parties in the reporting period and in corresponding periods.

(2)
Interim financial reporting

Beginning January 1, 2011, the Company applies the amendment to IAS 34 – "Interim Financial Reporting", regarding significant events and transactions ("the Amendment"), which was published as part of the improvements to IFRSs issued by the International Accounting Standards Board (IASB) for 2010. According to the Amendment, the list of events and transactions requiring disclosure in interim financial statements was expanded. In addition, the minimum requirement for disclosure in the current standard, prior to the Amendment, was eliminated. The disclosures required according to the Amendment were reflected in these condensed interim financial statements.

C.
New standards which have not yet been adopted

In May 2011 IFRS 13, Fair Value Measurement (“the Standard”) was published. This Standard replaces the directives in respect of the method of measuring fair value which appear in the various IFRSs and consequently it is the only source for directives on measuring fair value under IFRS. For this purpose, the Standard defines fair value, sets a directive framework for fair value measurement and establishes new disclosure requirements in respect of fair value measurement. The Standard shall be applied for annual periods commencing on January 1, 2013. Early application is possible subject to provision of disclosure. The Standard shall be applied prospectively when the disclosure requirements of the Standard do not apply to comparative information for periods prior to first-time application of the Standard. The Company is reviewing the consequences of adoption of the Standard on the financial statements.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

C.
New standards which have not yet been adopted (contd.)

In June 2011 an amendment was published to IAS 19, Employee Benefits (“the Amendment”). The Amendment contains a number of modifications to the accounting treatment of employee benefits. The Amendment eliminates the possibility of postponing the recognition of actuarial gains and losses and costs of past service which have not yet matured. Also modified were the definitions of short-term employee benefits and of other long-term benefits, disclosure requirements were added for defined benefit plans which are designed, inter alia, to provide better information regarding the characteristics of these benefit plans and the associated risks. In addition, it was determined that termination benefits will be recognized on the earlier of the date on which the Company recognizes, pursuant to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, restructuring costs which also include payment of termination benefits, and the date on which the entity can no longer withdraw its proposal for payment of termination benefits.

The Amendment will apply for annual periods commencing on or after January 1, 2013, and will be applied retroactively. Early application is possible subject to provision of disclosure. At this stage the Company is reviewing the consequences of adoption of the Standard on the financial statements.

NOTE 4 – FINANCIAL POSITION OF THE COMPANY

A.
Since the beginning of its operations, the Company has accumulated substantial losses. The Company's losses in 2010 amounted to NIS 314 million and losses in the six months ended June 30, 2011 amounted to NIS 162 million. As a result of these losses, the Company's capital deficit and working capital deficit at June 30, 2011 amounted to NIS 3,583 million and NIS 551 million, respectively.

B.	1.
In March 2011, the Company expanded Debentures (Series B) by issuing additional debentures in the amount of NIS 117 million par value and which totaled NIS 120 million. Maalot gave the Debentures (Series B) a rating of ilA-. According to the amendment to the Company’s bank finance agreement, 50% of the proceeds from the issuance will be used for early partial repayment of the Company’s long-term bank loans.

2.	At June 30, 2011, the Company is in compliance with the financial covenants set for it.

3.
The Company's management believes that the financial resources at its disposal will be sufficient for the Company’s operations for the coming year, based on the cash flow forecast approved by the Company’s board of directors. If additional resources are required to meet its operational requirements for the coming year, the Company will adapt its operations to preclude the need for additional resources beyond those available to it.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 5 – CONTINGENT LIABILITIES

  Legal claims

A.
Employee claims

During the normal course of business, employees and former employees filed collective and individual claims against the Company. Most of these claims are for alleged non-payment of salary components and delay in salary payment. At June 30, 2011, these claims amounted to NIS 1,632,000. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 823,000, where provisions are required to cover the exposure resulting from such claims.

B.
Customer claims

During the normal course of business, the Company’s customers filed claims against the Company. At June 30, 2011, these claims amounted to NIS 1,082,083,000. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 3,890,000, where provisions are required to cover the exposure resulting from such claims.

Of these claims, there are claims amounting to NIS 81,650,000 which cannot yet be assessed.

For changes subsequent to the reporting date, see Note 7.

C.
Supplier and communication provider claims

During the normal course of business, suppliers of goods and/or services to the Company filed various claims against the Company. The main claim was filed for alleged damage to a supplier as a result of the Company's negligence. At June 30, 2011, these claims amounted to NIS 63,277,000. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 170,000, where provisions are required to cover the exposure resulting from such claims.

D.
Investigation by the Authority

In March 2011, the Consumer Protection Authority conducted an investigation of the CEO of DBS. To the best of DBS's knowledge, the investigation concerns suspicions of alleged violations of the Consumer Protection Law by DBS, regarding contentions of deception and lack of disclosure when contracting with customers. At the reporting date, DBS has not yet received a report of the investigation results.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 6 –EVENTS IN THE BALANCE SHEET PERIOD

On June 19, 2011 the Knesset Economics Committee approved a bill for second and third readings, whereby, inter alia, the payment a licensee may collect from a subscriber canceling his contract, will be restricted to 8% of his average monthly bill until the cancellation date, multiplied by the number of months remaining until the end of the contract period. The restriction shall apply to subscribers whose average monthly bill is less than NIS 5,000; and it will be impossible to collect any payment from anyone entering into a new agreement with the licensee after the law takes effect, who requests cancellation of his agreement. The Company will review the effect of the bill, insofar as it will be approved by the Knesset, on subscriber behavior and the ensuing effect on its accounts.

NOTE 7 – MATERIAL EVENTS SUBSEQUENT TO THE REPORTING DATE

Further to the claim for broadcasting disruptions which was included in the customer claims described in note 21B to the 2010 annual financial statements, on July 21, 2011, a motion was filed in the Tel Aviv – Jaffa District Court to certify a settlement agreement in a class action which was filed against the Company in October 2007 in the amount of NIS 121 million in connection with disruptions in DBS’s broadcasts and with problems in the functioning of its service setup during reception disruptions in September 2007. Under the settlement agreement, the Company will offer the following benefits to any subscriber living in northern towns in the disruption period, as detailed in the settlement agreement: anyone who is a current subscriber of the Company – 3 DVDBOX movies or one of the channel packages listed in the settlement agreement for 60 days; anyone who is no longer a subscriber of the Company – an option to subscribe to its services and become entitled to the above-mentioned benefits or to receive NIS 35.

NOTE 8 – APPOINTMENT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS FOR THE APPROVAL MEETING

At the date of approval of the financial statements, the Company’s Board of Directors does not have an incumbent chairman. Consequently, the Company’s Board of Directors authorized David Efrati, a director in the Company, to serve as chairman of the Board of Directors’ meeting convened to approve the financial statements and to sign the Company’s financial statements as of June 30, 2011.